





SECURI' 04015358 ISSION

So 3/16/04

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- *47152*

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2003___ AND ENDING_December 31, 2003___
                                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alerus Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2300 Columbia Road South
                                    (No. and Street)

RECD S.E.C.

Grand Forks   ND   58201
        (City)   MAR 0 2 2004(State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
                                    555

                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brady Martz & Associates, P.C.
                  (Name – *if individual, state last, first, middle name*)

401 DeMers Avenue, Suite 300   Grand Forks   ND   58201
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

/PROCESSED

APR 07 2004

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Brian Kraft_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_Alerus Securities Corporation_____ , as
of __December 31,_____, 20_03_____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_None_____

KAREN L. DURKIN
Notary Public, State of North Dakota
My Commission Expires September 20, 2008
STATE OF NORTH DAKOTA
NOTARY PUBLIC SEAL

Notary Public

_____
Signature

President_____
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



ALERUS SECURITIES CORPORATION

GRAND FORKS, NORTH DAKOTA

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2003

TOGETHER WITH INDEPENDENT AUDITOR'S REPORT

TABLE OF CONTENTS

* * * * * * * * * * *



CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
Alerus Securities Corporation
Grand Forks, North Dakota

We have audited the accompanying statement of financial condition of Alerus Securities Corporation as of December 31, 2003 and 2002, and the related statements of income, stockholder's equity and cash flows for the years ended December 31, 2003 and 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alerus Securities Corporation as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brady, Martz

BRADY, MARTZ & ASSOCIATES, P.C.

January 9, 2004
BRADY, MARTZ & ASSOCIATES, P.C.
401 Demers Avenue Suite 300 P.O. Box 14296
Grand Forks, ND 58208-4296 (701) 775-4685 Fax (701) 795-7498

OTHER OFFICES: Minot and Bismarck, ND
Thief River Falls, MN

-1-

RSM McGladrey Network
An Independently Owned Member

ALERUS SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
As of
December 31, 2003 and 2002

ASSETS	2003	2002
CURRENT		
Cash and Cash Equivalents	$ 145,819	$ 106,463
Marketable Securities	306,637	293,816
Restricted Investment		100,000
Interest Receivable	2,190	4,534
Due From Affiliate	34,057	26,332
Commission Receivable	78,672	66,655
Deferred Income Taxes	1,605	2,100
Total Current Assets	$ 568,980	$ 599,900
PROPERTY AND EQUIPMENT		
Furniture and Equipment	$ 148,271	$ 148,271
Accumulated Depreciation	(121,030)	(107,696)
Net Property and Equipment	$ 27,241	$ 40,575
OTHER ASSETS		
Acquisition Goodwill	$ 255,015	$ 255,015
Prepaid Expenses	15,205	14,880
Total Other Assets	$ 270,220	$ 269,895
TOTAL ASSETS	$ 866,441	$ 910,370
LIABILITIES		
CURRENT		
Accrued Expenses	$ 52,591	$ 57,822
Total Current Liabilities	$ 52,591	$ 57,822
LONG-TERM		
Deferred Taxes	$ 19,435	$ 15,442
STOCKHOLDER'S EQUITY		
COMMON STOCK ($.01 Par Value- 1,500 Shares Authorized, 50 Shares Issued and Outstanding)	$ 1	$ 1
ADDITIONAL PAID-IN CAPITAL	1,600,914	1,600,914
RETAINED DEFICIT	(806,500)	(763,809)
Total Stockholder's Equity	$ 794,415	$ 837,106
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 866,441	$ 910,370

See Accompanying Notes to the Financial Statements

-2-

ALERUS SECURITIES CORPORATION
STATEMENT OF INCOME
For the Years Ended December 31, 2003 and 2002

	2003	2002
REVENUES		
Commissions	$ 851,113	$1,022,431
Investment Income	13,059	39,193
Total Revenue	$ 864,172	$1,061,624
EXPENSES		
Employee Compensation and Benefits	$ 533,917	$ 636,759
Education and Training	6,181	9,461
Occupancy Costs	68,649	52,923
Communications and Data Processing	71,084	100,678
Advertising and Promotion	49,723	48,775
Brokerage, Exchange and Clearance Fees	165,198	235,639
Other Operating Expenses	34,401	39,541
Total Expenses	$ 929,153	$1,123,776
NET LOSS BEFORE INCOME TAXES	$ (64,981)	$ (62,152)
Income Tax Expense (Benefit)	(22,290)	(20,482)
NET LOSS	$ (42,691)	$ (41,670)

See Accompanying Notes to the Financial Statements

ALERUS SECURITIES CORPORATION
STATEMENT OF STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2003 and 2002

	Common Stock	Additional Paid-in Capital	Retained Deficit	Total
BALANCE DECEMBER 31, 2001	$ 1	$ 1,600,914	$ (722,139)	$ 878,776
Net Loss 2002			(41,670)	(41,670)
BALANCE DECEMBER 31, 2002	$ 1	$ 1,600,914	$ (763,809)	$ 837,106
Net Loss 2003			(42,691)	(42,691)
BALANCE DECEMBER 31, 2003	$ 1	$ 1,600,914	$ (806,500)	$ 794,415

See Accompanying Notes to the Financial Statements

ALERUS SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2003 and 2002

	2003	2002
OPERATING ACTIVITIES		
Net Loss	$ (42,691)	$ (41,670)
Adjustments to Reconcile Net Income (Loss) to Net		
Cash Provided (Used) by Operating Activities:		
Depreciation and Amortization	13,334	16,187
Effects on Operating Cash Flows Due to Changes in:		
Investments	87,179	(17,173)
Deferred Income Taxes	4,488	5,851
Commissions Receivable	(12,017)	26,114
Due from Affiliates	(7,725)	13,817
Interest Receivable	2,344	(398)
Prepaid Expenses	(325)	(1,362)
Accrued Expenses	(5,231)	(18,035)
NET CASH USED BY OPERATING ACTIVITIES	$ 39,356	$ (16,669)
INVESTING ACTIVITIES		
Purchase of Investments	$	$ (25,250)
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	$	$ (25,250)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	$ 39,356	$ (41,919)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	106,463	148,382
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 145,819	$ 106,463

See Accompanying Notes to the Financial Statements

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Alerus Securities Corporation is a wholly owned subsidiary of Alerus Financial, which is a wholly owned subsidiary of Alerus Financial Corporation. The Company conducts its business as a registered broker-dealer in securities. As such, the Company initiates securities purchase and sale transactions on behalf of its customers through an affiliation with another broker-dealer who executes the transactions and provide various other customer account services on a fully-disclosed basis. Its principal market is located in Eastern North Dakota and the surrounding region.

Cash and Cash Equivalents For the purposes of the statement of cash flows, the Company considers cash on deposit in demand accounts as cash and cash equivalents.

Securities' Transactions Proprietary securities transactions in regular-way trades are recorded on trade date, as if they had settled. Profit and loss arising from all securities transactions entered for the account and risk of the Company are recorded on trade date. Customers' securities transactions are reported on a settlement date basis with related commissions income and expenses reported on a trade date basis.

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

Furniture and Equipment Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis using estimated useful lives of 5 to 10 years.

Commission Income Commission income from customer security transactions is recorded on a trade date basis.

Advertising Expense Advertising expenses were $46,506 and $44,454 for the years ended December 31, 2003 and 2002, respectively. Advertising costs are expensed as incurred.

Income Taxes Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes related primarily to differences between the financial and tax bases of development costs and furniture and equipment. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The Company files a consolidated Federal income tax return with its parent and affiliated companies and a separate state income tax return. The income tax relating to the individual companies are generally computed as if each company had filed a separate return and any tax benefits realized by a company as a result of filing a consolidated return are paid to the company providing the benefits.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 MARKETABLE SECURITIES

Marketable securities owned by the Company at December 31, 2003 and 2002 are as follows:

	12-31-03	12-31-02
Obligations of U.S. Government	$306,637	$393,816

NOTE 3 RELATED PARTY TRANSACTIONS

The Company is a member of a group of affiliated companies due to common ownership by Alerus Financial Corporation. Certain common costs, which are incurred by one member of the group, may benefit the other members. Allocation of these costs is done according to the discretion of management. These costs relate primarily to services provided and costs incurred in the areas of administrative and management support. These cost allocations may not be representative of the costs that would have been incurred had the Company been operating independently. Reimbursements by the Company for services provided and expenses incurred by Alerus Financial for 2003 and 2002 amounted to $13,768 and ($11,232) respectively.

The facilities occupied by Alerus Securities Corporation are owned by affiliated companies. The leases are classified as operating leases and extend through October 31, 2007. The leases call for monthly payments in accordance with the agreements. Rental payments amounted to $68,649 and $52,923 for the years ended December 31, 2003 and 2002, respectively.

A schedule of future minimum lease payments by year is detailed below:

2004	$ 48,451
2005	49,420
2006	50,409
2007	51,417
	$ 199,697

NOTE 4 EMPLOYEE RETIREMENT PLAN

The Company participates in the employee defined contribution retirement plans including a noncontributory profit sharing plan, an employee stock ownership plan (ESOP) and a salary reduction profit sharing plan of Alerus Financial Corporation. The plans cover substantially all full-time employees upon satisfying prescribed eligibility requirements for age and length of service. Contributions to the noncontributory profit sharing plan and the ESOP are determined annually by the Board of Directors at their discretion and allocated to participants based on a percentage of annual compensation. Under the salary reduction profit sharing plan, the Company contributes 100 percent of amounts deferred by employees up to 3 percent of eligible compensation and 50 percent of amounts deferred by employees between 3 percent and 6 percent of eligible compensation. Contributions to the Plans for 2003 and 2002 were $20,760 and $26,740, respectively.

NOTE 5 INCOME TAXES

The total applicable income taxes reported in the statement of income for the years ended December 31, 2003 and 2002 includes the following components:

		2003	2002
Current:			
Federal		($26,779)	($26,332)
State			
	Total	($26,779)	($26,332)
Deferred:			
Federal		$4,489	$5,850
State			
		$4,489	$5,850
	Total		
Total Current and Deferred:			
Federal		($22,290)	($20,482)
State			
	Total	($22,290)	($20,482)

Net long-term deferred income taxes are included in other liabilities for the years ended December 31, 2003 and 2002. Net short-term deferred taxes are included as current assets on the balance sheet. Significant temporary differences between tax and financial reporting that give rise to net deferred tax assets (liabilities) are as follows at December 31, 2003 and 2002.

	2003	2002
Deferred Tax Assets		
State Net Operating Loss Carryforwards	$50,952	$41,580
Accrued Flexible Time Off	1,902	2,489
Net Current Deferred Tax Asset	$52,854	$44,069
Deferred Tax Liabilities		
Depreciation	$6,656	$9,708
Goodwill Amortization	16,378	8,531
Net Long-Term Deferred Tax Liability	$23,034	$18,239
Net Long-Term Asets (Liabilities)		
Before Valuation Allowance	$29,820	$25,830
Valuation Allowance	(47,650)	(39,172)
Net Deferred Tax Liabilities	($17,830)	($13,342)

The Company files a consolidated federal income tax return with its parent and affiliated companies. Amounts payable by or (due to) the Company in connection with filing a consolidated federal income tax return amounted to $(26,779) at December 31, 2003 and $(26,332) at December 31, 2002.

The Company has state net operating loss carry forwards of $849,203, which expire in varying amounts between 2003 and 2010. Realization is dependent on generating sufficient taxable income prior to expiration of the loss carry forwards. Management has recorded a valuation allowance of $47,650 for this deferred tax asset.

NOTE 6 GOODWILL

In December 1998, the Corporation acquired the assets of a business, which provides brokerage services. The asset purchase resulted in goodwill being recorded in the amount of $319,879. The amount of accumulated amortization at December 31, 2003 was $64,864. The value of the goodwill at December 31, 2003 was $255,015.

Effective January 1, 2002, the Corporation applied FASB Statement No. 142, goodwill and other intangible assets, which requires the Corporation to cease amortization of goodwill effective January 1, 2002 and instead requires the Corporation to test goodwill for impairment. The Corporation tests for impairment at December 31, 2003. There were no changes in the carrying amount of $255,015 of goodwill due to impairment for the year ended December 31, 2003.

NOTE 7 DEPRECIATION EXPENSE

Depreciation expense charged to operations was $13,334 and $16,187 in 2003 and 2002, respectively.

NOTE 8 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital (as defined under this rule). The Company, as defined under Rule 15c3-1, accepts deposits from customers and handles the transition of cash between the clearing broker and customers. It is subject to the $250,000 net capital requirements for clearing-broker dealers. As of December 31, 2003, the Company had net capital of $450,058, which was $200,058 in excess of its required net capital of $250,000.

* * * * * * * * * * *

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2003

SCHEDULE I
ALERUS SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE ACT OF 1934
As of December 31, 2003

Total Stockholder's Equity Qualified for Net Capital		$794,414
Deductions and Charges		
Non allowable Assets		
Acquisition Goodwill	$255,015	
Furniture and Equipment- Net	27,241	
Intercompany Receivables	34,057	
Prepaid Expenses	15,206	331,519
Net Capital Before Haircuts onSecurities Positions		$462,895
Haircuts on Securities		
Trading and Investment Securities		
U.S. Government Agencies	$10,217	
Money Market Funds and Other	2,620	12,837
NET CAPITAL		$450,058

AGGREGATE INDEBTEDNESS

Items Included in Consolidated Statements of Financial Condition		
Payable to Clearing Broker		$19,475
Brokerage Commissions Payable		8,726
Accrued Expenses on Employee Benefit Plans		23,391
Other Accounts Payable and Accrued Expenses		1,000
AGGREGATE INDEBTEDNESS		$52,592

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required	$250,000
Excess Net Capital at 1500%	$200,058
Excess Net Capital at 1000%	$444,798
Ratio of Aggregate Indebtedness to Net Capital	11.69%

RECONCILIATION WITH COMPANY'S COMPUTATION

Net Capital, as Reported in Company's Part II (unaudited FOCUS Report)	$450,058

EXEMPTIONS

The Company is exempt from presenting other supplementary schedules under SEC Rule 15c3-1 (k) (2) (ii) as an introducing broker.



CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS



To the Board of Directors
Alerus Securities Corporation
Grand Forks, North Dakota

In planning and performing our audit of the financial statements and supplemental schedules of Alerus Securities Corporation (the "Company") for the year ended December 31, 2003, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

BRADY, MARTZ & ASSOCIATES, P.C.
401 Demers Avenue Suite 300 P.O. Box 14296
Grand Forks, ND 58208-4296 (701) 775-4685 Fax (701) 795-7498

OTHER OFFICES: Minot and Bismarck, ND
Thief River Falls, MN

RSM McGladrey Network
An Independently Owned Member

Because of inherent limitations in any internal control structure or the practices and procedures referred in above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions, however, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

BRADY, MARTZ & ASSOCIATES, P.C.

January 9, 2004